UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of April 2025
Commission File Number 001-40974
GLOBALFOUNDRIES Inc.
400 Stonebreak Road Extension
Malta, NY 12020
Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
    Form 20-F ☒  Form 40-F ☐

On April 29, 2025, the board of directors (the "Board") of GLOBALFOUNDRIES Inc. (the “Company”) elected Marc Antaki as a new member of the Board and of the Board's People and Compensation Committee. Mr. Antaki is currently the Deputy Chief Strategy and Risk Officer of Mubadala Investment Company ("Mubadala"), the Company's majority shareholder. Mr. Antaki will serve as a Class III director, with an initial term expiring at the Company's 2027 annual general meeting of shareholders.
Mr. Antaki was elected as a member of the Board to replace Ahmed Yahia as a Mubadala nominee pursuant to the Shareholder's Agreement between the Company and Mubadala. Mr. Yahia’s resignation, which became effective on April 28, 2025, was previously announced on February 5, 2025, and was not due to any disagreement between Mr. Yahia and the Company on any matter related to the operations, policies or practices of the Company.
Mr. Antaki’s compensation for his role as a director on the Board will be the same as the compensation paid to each other non-employee director for their service on the Board.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBALFOUNDRIES Inc.

Date: April 29, 2025	By:	/s/ John Hollister
	Name:	John Hollister
	Title:	Chief Financial Officer